STONEPINE ADVISORS, LLC

FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68618

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___1/1/2024___ AND ENDING ___12/31/2024___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: STONEPINE ADVISORS, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9151 E HARVARD AVE.

(No. and Street)

DENVER	CO	80231
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Reilly, Managing Partner	(650) -866-5371	jim@stonepineadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Moss Adams LLP

(Name – if individual, state last, first, and middle name)

14555 Dallas Parkway, Suite 300	Dallas,	TX	75254
(Address)	(City)	(State)	(Zip Code)

October 16, 2003	659
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

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* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Reilly_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Stonepine Advisors, LLC_____, as of December 31_____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _James F. Reilly_

Title: _MANAGING PARTNER_

_Chris Adl_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

_____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STONEPINE ADVISORS, LLC

CONTENTS

(PUBLIC PURSUANT TO RULE 17a-5(e)(3))



Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of
Stonepine Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Stonepine Advisors, LLC
(the Company) as of December 31, 2024 that is filed pursuant to Rule 17a-5 under the Securities
Exchange Act of 1934, and the related notes (the financial statement). In our opinion, the financial
statement presents fairly, in all material respects, the financial position of the Company as of
December 31, 2024, in conformity with accounting principles generally accepted in the United States
of America.

Going Concern Uncertainty

The accompanying financial statement has been prepared assuming that the Company will continue
as a going concern As discussed in Note 9 to the financial statements, the Company has suffered
recurring losses from operations that raise substantial doubt about its ability to continue as a going
concern. Management's plans in regard to these matters are also described in Note 10. The financial
statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to
express an opinion on the Company's financial statement based on our audit. We are a public
accounting firm registered with the Public Company Accounting Oversight Board (United States)
(PCAOB) and are required to be independent with respect to the Company in accordance with the
U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange
Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Dallas, Texas
February 25, 2025

We have served as the Company's auditor since 2016.

STONEPINE ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS		
Cash	$	61,216
Accounts receivable		25,000
Prepaid expenses		4,157
Security deposit		2,835
Furniture and equipment, net		958
TOTAL ASSETS	$	94,166

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Due to related party	$	19,030
Accrued expenses		3,974
TOTAL LIABILITIES		23,004
COMMITMENTS AND CONTINGENCIES (NOTE 3)		
MEMBER'S EQUITY		71,162
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	94,166

The accompanying notes are an integral part of these financial statements.

(PUBLIC PURSUANT TO RULE 17a-5(e)(3))

STONEPINE ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

Note 1 – Ownership Structure

Stonepine Advisors, LLC (the "Company") is a Colorado limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides strategic and financial advice to small and mid-sized technology companies. Such services include both buy and sell side merger and acquisition advice and fairness opinions, financial structure advice, valuation services and capital raising services on an agency basis, in either the public or private market. The Company is headquartered in Denver, Colorado.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash

Cash consists of cash on hand, checking and saving accounts. There are no withdrawal restrictions on cash. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2024.

Accounts Receivables and Allowance for Credit Losses

The Company accounts for estimated credit losses on accounts receivable from contracts with customers subject to the guidance in ASC 326-Financial Instruments-Credit Losses. The Company estimates expected credit losses over the life of its receivables as of the reporting date based on relevant information about past events, current conditions, and reasonable supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation allowance on the balance sheet that is deducted from the asset's amortized cost basis. As of December 31, 2024, there was no allowance for credit losses.

(PUBLIC PURSUANT TO RULE 17a-5(e)(3))

Note 2 – Summary of Significant Accounting Policies (continued)

Financial Instruments and Fair Value

The carrying amounts of the Company's financial instruments, including cash, accounts receivable, accounts payable, approximate their fair values due to their short maturities. There are no financial instruments that are required to be measured at fair value on a recurring basis.

Income Taxes

The Company is organized as an LLC. No provision is made for federal income taxes as the Company's net loss is reported on tax returns of its member.

Income Taxes

The Company applies FASB ASC 740-10 relating to accounting for uncertain tax positions. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties and disclosures required. The Company does not have any uncertain tax positions. Generally, the Company is subject to examination by U.S. federal (or state and local) income tax authorities for the three years ended December 31, 2022, 2023, and 2024.

Contract Balances

The timing of the Company's revenue recognition may differ from the timing of payment by the Company's customers. The Company records receivable when revenue is recognized prior to payment and has an unconditional right to payment. The Company records deferred revenue when payment is received, and the performance obligations are not yet satisfied. The Company had receivables related to revenues from contracts of $25,000 from the same customer at January 1, 2024 and December 31, 2024.

The Company's deferred revenue relates to retainer and milestone fees received in investment banking advisory engagements where the performance obligation has not yet been satisfied. Deferred revenue at January 1, 2024 was $0 and there were no other prior year commitments that related to current year revenue.

Leases

The Company accounts for leases under ASU 2016-02, Leases *(Topic 842)*. The accounting guidance requires the Company, the lessee, to recognize the right-of-use asset and related lease liability for its operating leases. The lease is in the name of the management company, SA Management, Inc. The lease expired on October 31, 2024, and subsequently, the Company did not renew as the Company no longer had use of the office space.

STONEPINE ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

Note 3 – Commitments and Contingencies

From time to time the Company is sometimes involved in various legal and regulatory matters arising from its securities activities. Although the initiation and ultimate outcome of such matters cannot be predicted, it is the opinion of management that the resolution of any such current matters will not have a material effect upon the Company's financial position or results of operations.

Note 4 – Furniture and Equipment:

The Company's policy is to record as a fixed asset any purchase greater than $1,000. Equipment has a useful life of three years and furniture has a useful life of seven years.

Furniture and equipment	$ 7,248
Accumulated depreciation	6,290
Net	$ 958

Note 5 – Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") adopted by the SEC and administered by FINRA, which requires the Company to maintain minimum net capital as defined by the Rule and a ratio of aggregate indebtedness to net capital, as defined, of the greater of $5,000 or 6.67% of aggregate indebtedness. The relationship of aggregate indebtedness to net capital changes from day to day. At December 31, 2024, the Company's net capital was $37,562, its ratio of aggregate indebtedness to net capital was 0.61: 1, and its excess net capital of the required minimum net capital was $32,562.

Note 6 – Concentration of Credit Risk

Cash is maintained with high quality financial institutions. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company extends credit to its customers, located primarily in California, in the ordinary course of business. The Company controls credit risk through credit approvals, credit limits, and monitoring procedures. The Company performs ongoing credit evaluations of its customers but generally does not require collateral to support accounts receivable.

(PUBLIC PURSUANT TO RULE 17a-5(e)(3))

Note 7 – Related Party Transactions

The Company has a management services expense sharing agreement with its affiliate SA Management Inc., a management company.

SA Management Inc. provides administrative services for invoicing, collections, and related services, which services shall be performed by such appropriately qualified and experienced personnel as SA Management Inc. may designate. The person initially designated by SA Management Inc. to provide such services is the managing member. SA Management Inc. will provide Stonepine Advisors, LLC with an appropriate office space, including electricity, telephone service,computers, Internet access, and other typical office facilities and services.

Stonepine Advisors, LLC shall reimburse SA Management Inc. for SA Management Inc.'s actual, out-of-pocket cost of providing the services. With respect to the facilities, the cost shall be equal to the cost of rent and virtual office space, plus a reasonable estimate of the cost of electricity, telephone service, Internet service, photocopy usage, and similar items, plus an administrative fee of $250 per month. With respect to information and computer Services, the cost shall be an administrative fee of $1,200 per month. The Company currently uses a virtual office service company for office use and mail forwarding services for $188 per month.

 As of December 31, 2024, the $19,030 amount due to the related party presented in the Statement of Financial Condition, consisted of $7,288 to SA Management Inc. for allocated expenses, and for expenses paid by the member totaling $11,742.

Note 8 – Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including mergers and acquisitions advice, and private placement of securities advice. The Company has identified its sole Managing Partner and Managing Member as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The measure of segment assets is reported on the statement of financial condition as total assets.

STONEPINE ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

Note 9 – Liquidity

The Company has sustained operating losses in the current year. The Company has been able to maintain adequate liquidity through the injection of capital from its managing member. As of December 31, 2024, the Company had cash of $61,216 and liabilities of $23,004.

Management has carefully reviewed existing conditions with consideration whether the Company will be able to meet its obligations as they become due within the next year. The Company is dependent upon the managing member to provide the necessary contributions to maintain minimum net capital requirements.

Note 10 – Going Concern

Continued operating losses could directly impact the Company's regulatory capital. It is management's understanding that it will continue to receive capital infusions as necessary. However, there is no assurance that such capital infusions will continue in the future. These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not contain any adjustments that might result from the outcome of these uncertainties.

Note 11 – Subsequent Event

The Company has reviewed events that have occurred after December 31, 2024, through February 25, 2025, the date the financial statements were available to be issued. During this period, no subsequent events occurred that require recognition or disclosure in the financial statements.